Exhibit 99.1

Xunlei Announces Investee Company Completes IPO on Shanghai Stock Exchange STAR Market

SHENZHEN, China, June 11, 2025 — Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), a leading technology company providing distributed cloud services in China, today announced that its investee company, Arashi Vision Inc. (“Arashi Vision”, also known as Insta360), has completed its initial public offering on the Shanghai Stock Exchange STAR Market under the stock ticker 688775 on June 11, 2025. As of the date of this press release, Xunlei holds approximately 7.8% the equity interest in Arashi Vision.

About Xunlei

Founded in 2003, Xunlei Limited (Nasdaq: XNET) is a leading technology company providing distributed cloud services in China. Xunlei provides a wide range of products and services across cloud acceleration, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the management’s quotations, the “Outlook” and “Guidance” sections in this press release, as well as the Company’s strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company’s ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company’s ability to keep up with technological developments and users’ changing demands in the internet industry; the Company’s ability to convert its users into subscribers of its premium services; the Company’s ability to deal with existing and potential copyright infringement claims and other related claims; the risk that COVID-19 or other health risks in China or globally could adversely affect the Company’s operations or financial results; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company’s ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 8633 8443

Website: http://ir.xunlei.com